Exhibit 16.1

July 25, 2023

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by PSQ Holdings, Inc. (formerly Colombier Acquisition Corp.) under Item 4.01 of its Form 8-K dated July 19, 2023, in which we were informed of our dismissal on July 19, 2023, effective following completion of the review of the Company’s unaudited financial statements as of and for the three and six months ended June 30, 2023 and related notes. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of PSQ Holdings, Inc. (formerly Colombier Acquisition Corp.) contained therein.

Very truly yours,

/s/ Marcum llp
Marcum llp
Hartford, CT